Certain portions of the exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

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INVESTOR RELATIONS CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) is made this 15th day of February 2024 by and between BioHarvest Sciences Inc. (hereinafter referred to as the “Company’’ or “BHSC.CN”) and MZHCI, LLC, a MZ Group Company (hereinafter referred collectively as the “Consultant” or “MZHCI”).

EXPLANATORY STATEMENT

The Consultant affirms that it has successfully demonstrated financial and public relations consulting expertise, and possesses valuable knowledge, and experience in the areas of business finance and corporate investor/public relations. The Company believes that the Consultant’s knowledge, expertise, and experience would benefit the Company, and the Company desires to retain the Consultant to perform consulting services for the Company under this Agreement.

NOW, THEREFORE, in consideration of their mutual Agreements and covenants contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in further consideration of the affixation by the parties of their respective signatures below, the parties agree as follows:

CONSULTING SERVICES

1.1 MZHCI agrees that commencing on the 13th day of February 2024, the Consultant will reasonably be available during regular business hours to advise, counsel, and inform designated officers and employees of the Company as it relates to financial markets and exchanges, competitors, business acquisitions and other aspects of or concerning the Company’s business about which MZHCI has knowledge or expertise.

1.2 MZHCI shall render services to the Company as an independent contractor, and not as an employee. All services rendered by MZHCI on behalf of the Company shall be performed to the best of MZHCl’s ability in concert with the overall business plan of the Company and the goals and objectives of the Company’s management and Board of Directors, including articulating BHSC.CN’s investment story and highlights; building and maintaining relationships with supporters of the stock, including institutional investors and sell-side analysts; increasing the Company participation in investment conferences; achieving a fair market value for the Company’s stock; and significantly increasing the Company’s exposure in the financial market.

l. SCOPE OF SERVICES, PROGRAMS AND DELIVERABLES

MZHCI will develop, implement, and maintain an ongoing stock market support system for BHSC.CN with the general objective of expanding awareness in BHSC.CN among stockbrokers, analysts, small-cap portfolio/fund managers, market makers, and the appropriate financial & trade publications.

INVESTOR RELATONS

A. Complete IR Audit (including full review of the investor and shareholder database, IR website and all public documentation)

B. Understand the financials and all operating metrics of BHSC.CN in detail, facilitating interactions with new and current investors.

C. Senior Account Manager and single point of contact for all investors and streamlining of all communication and IR functionality.

D. Develop and Update FAQ

E. Create 2-Page Corporate Prefile

F. PowerPoint Presentation Updates

G. Review and provide suggestions for IR website

H. Quarterly Conference Call Script and Preparation

I. Press Release Input and Dissemination

J. Facilitate incoming and outgoing investor/shareholder calls. Screen all parties before allowing communication with management.

K.Shareholder Database Management L Roadshow Management Coaching

M. Roadshows with Detailed Follow-Up

N. Targeted Sell-Side Research and Financial Media Introductions

O. Investor Conference Invites

INVESTMENT AWARENESS AND OUTREACH

A. Consultant will make introductions to investors worldwide utilizing a proprietary, robust database:

i.Equity Brokers

ii. Analysts (both generalists and industry specialists)

iii. Portfolio Managers/Institutions

iv.High Net Worth Investors & Family Offices

v.Financial Publication

FINANCIAL MEDIA RELATIONS

Targeted media relations offer an important segment to the corporate story. MZHCI will target media opportunities that highlight BHSC.CN’s strategy, growth objectives, board of directors, developments and milestones related to its business. Services include:

A.Targeted media programs

B.Strategic counsel

C.Release drafts and media targets

D.Q&A to support significant corporate developments

E.Feedback after interviews

Business & Financial Media -MZHCI will identify the optimal news, corporate, and industry trends that will provide angles in the business/financial media and then actively pursue those opportunities with the appropriate reporter(s).

INVEST RELATIONS WEBSITE DESIGN AND HOSTING

With more than 2,100 websites designed worldwide, MZ is a leader in corporate and investor relations technology solutions. MZ client websites are designed to be secure, informative and intelligent using benchmark practices based on the latest technology and trends.

MZ will design, develop and host a custom-made corporate website according to BHSC.CN’s needs using the latest technologies, responsive for mobile access and developed using the best practices and market trends. MZ will also ensure company information including; press releases, presentations and any other pertinent public information are current, accurate and available on the site.

Website features include:

A. Hosting infrastructure with Amazon AWS data center hosting in the United States. This gives MZ websites the best uptime and fastest page-load times in the business

B. Fully responsive layout structure with customization of logo, content, map, images and color,

following the Brand Identity Manual

C. Top-tier security with https

D. Initial SEO preparation and URL customization

E. GDPR Compliance -MZ is committed to the General Data Protection Regulation and protecting Personally Identifiable Information. In additional to the GDPR compliance, our policies and procedures follow the rigorous controls set out in ISO 27001:2013

F. Automated Feed for regulatory filings and press releases, as needed

G. Easy to manage CMS for full autonomy

H. 24x7 sup pat team to provide our clients with an outstanding customer experience

PUBLIC MARKET INSIGHT

MZHCI will counsel and educate the Company’s senior management on the life cycle of the financial markets and most importantly how the Company is impacted directly and indirectly by different variables. The Team at MZHCI leverages its collective expertise on all aspects of strategic financial, corporate, and crisis communications gained through representing over 250 public companies. MZHO will help the Company set and manage expectations while relaying valuation metrics, perceptions, and methodologies utilized by investment professionals. This consulting aspect of MZHCl’s business is extremely valuable for management to optimize key opportunities and to avoid pitfalls.

As part of its ongoing commitment and partnership with the Company, MZHCI will educate the Company’s senior management on the importance of establishing conservative expectations and how various corporate actions may be perceived and impact the public market.

ONGOING -These services will be provided ongoing with a summary included in each semi-annual update

A. Respond to all investor requests and calls in a timely manner to facilitate the distribution of corporate information. Focus on educating shareholders, with the premise that an informed investor will become a longer-term investor.

B. Continually update the database to ensure that all press releases are e-mailed to all interested professionals. This includes the input of notes to keep track of all investor correspondence and reminder calls to all investor prior to earnings conference calls.

C. Provide consulting services to BHSC.CN management on the public markets.

D. Provide progress reports to senior management and evaluate achievements with a summary of activities and a detailed report every six months.

Many of the above items will occur simultaneously but certain items will have chronological priority over others. As BHSC.CN grows, MZHCI will recommend changes to the agenda that complement its growth. As the Company continues to execute its strategic plan by winning new customers and expanding its base of business, MZHCI will target an expanded universe of institutional investors. At each stage of growth, the appropriate approach to the market will be incorporated into the agenda for optimal results.

Assuming that management’s efforts are leading ultimately to success and great profitability, the end results of this financial communication and awareness campaign should be:

A. An increase in the number of financial professionals (including brokers, institutions, and analysts) and individual investors well educated and knowledgeable about BHSC.CN: including senior management, the company’s products, and its current financial condition & growth opportunities. An increase in the number of articles printed in both trade and financial publications.

C. An increase in the liquidity of the common stock.

D. An increase in BHSC.CN market capitalization coupled with a broader, more diverse shareholder base.

E. Suitable and better access to the capital markets, which will facilitate future acquisitions and working capital needs.

II. TERM

This agreement becomes effective upon execution and shall remain effective for a period of three (3) month and shall automatically renew for an additional three (3) month term unless either party to the other delivers thirty (30) days written notice of termination prior to the end of the then current term. If not terminated by either party at six (6) months, this agreement will continue for an additional six (6) months and automatically renew every six (6) months thereafter unless either party to the other delivers thirty (30) days written notice of termination prior to the end of the then-current term.

Ill. COMPENSATION

Cash

$18,500 USD per month. The first month’s payment is due immediately and all subsequent payments are due within five (5) days of each month of service. At each twelve (12) anniversary of this Agreement, a COLA (Cost of Living Adjustment) increase linked to the Consumer Price Index according to the U.S. Bureau of Labor Statistics will be applied to the cash fee. The Company will issue MZHCI an option to purchase 476,000 shares (the “Options”) of BHSC.CN common stock according the Company’s stock option plan with an exercise price equal to the closing price of BHSC.CN common stock on February 15, 2024. The Options will vest three (3) months after the signing of this agreement. If the Agreement is terminated for cause, which is defined as fraud, criminal conduct, willful misconduct or gross negligence from Consultant, the Options issued to MZHCI will be cancelled. The Company will also issue performance-based bonuses to MZHCI upon completion of the following milestones during engagement:

Equities

[PERFORMANCE-BASED BONUSES AND MILESTONES REDACTED]

Tier-1 financial media coverage will be defined by dedicated coverage in Bloomberg, The Wall Street Journal, Reuters, Barrons, Forbes, or comparable high-profile national outlets. The performance-based bonuses noted above are due within ten (10) days of the achievement of such milestones. The Options and underlying shares issued upon exercise of the Options shall be deemed earned, fully paid, and non-forfeitable pursuant to the terms hereof (without delay) and the Company shall post on SEDAR reporting on its entry into an Agreement with MZHCI within three (3) months. Required language: On February 13, 2024, BioHarvest Sciences Inc. entered into an investor relations consulting agreement with MZHCI, LLC.

Expense Reimbursement

Only expenses that would ordinarily be incurred by the Company will be billed back on a monthly basis. Applicable reimbursements would include creation, printing, and postage for investor packages, fees for news wire services. Any packages requiring additional photocopying/ printing will be billed back to the Company at cost (with no mark-up). Any extraordinary items, such as broker lunch presentations, air travel, hotel, ground transportation or media campaigns, etc. shall be paid by the Company.

IV. PRIOR RESTRICTION

MZHCI represents to the Company that it is not subject to, or bound by, any Agreement which sets forth or contains any provision, the existence or enforcement of which would in any way restrict or hinder MZHCI from performing the services on behalf of the Company that MZHCI is herein agreeing to perform.

V. ASSIGNMENT

This Agreement is personal to MZHCI and may not be assigned in any way by MZHCI without the prior written consent of the Company. Subject to the foregoing, the rights and obligations under this Agreement shall inure to the benefit of, and shall be binding upon, the heirs, legatees, successors, and permitted assigns of MZHCI and upon the successors and assigns of the Company.

VI. CONFIDENTIALITY

Except as required by law or court order, MZHCI will keep confidential any trade secrets or confidential or proprietary information of the Company which are now known to MZHCI or which hereinafter may become known to MZHCI and MZHCI shall not at any time directly or indirectly disclose or permit to be disclosed any such information to any person, firm, or corporation or other entity, or use the same in any way other than in connection with the business of the Company and in any case only with prior written permission of BHSC.CN. For purposes of this Agreement, “trade secrets or confidential or proprietary information” includes information unique to or about the Company including but not limited to its business and that is not known or generally available to the public. It is understood and agreed that MZHCl’s obligations pursuant to this section survive the termination of this Agreement.

VII. DEFAULT

1.Except for a claim or controversy arising under Section VII of this Agreement, any claim or controversy arising under any of the provisions of this Agreement shall, at the election of either party hereto, be determined by arbitration in California in accordance with the rules of the American Arbitration Association. The decision of the Arbitrator shall be binding and conclusive upon the parties. Each party shall pay its own costs and expenses in any such arbitration. The prevailing party shall be entitled to reimbursement of all fees incurred, including attorney, filing, travel, and anything associated with the arbitration.

2.In the event MZHCI commits any material breach of any provision of this Agreement, as determined by the Company in good faith, the Company may, by injunctive action, compel MZHCI to comply with, or restrain MZHCI from violating, such provision, and, in addition, and not in the alternative, the Company shall be entitled to declare MZHCI in default hereunder and to terminate this Agreement and any further payments hereunder.

3.Since MZHCI must at all times rely upon the accuracy and completeness of information supplied to it by the Company’s officers, directors, agents, and employees, the Company agrees to indemnify, hold harmless, and defend MZHCI, its officers, agents, and employees at the Company’s expense, against any proceeding or suit which may arise out of and/or be due to any material misrepresentation in such information supplied by the Company to MZHCI (or any material omission by the Company that caused such supplied information to be materially misleading).

4.MZHCI agrees to indemnify, hold harmless and defend the Company, its officers, directors, employees, and agents from and against any and all claims, actions, proceedings, losses, liabilities, costs and expenses (including without limitation reasonable attorney’s fees) incurred by any of them in connection with, as a result of, and or due to any actions or inactions or misstatements by MZHCI, its officers, agents, or employees regarding or on behalf cl the Company whether as a result of rendering services under this Agreement or otherwise.

VIII. SEVERABILITY AND REFORMATION

If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future law, invalid or unenforceable provisions were never a part hereof, and the remaining provisions shall remain in full force and shall not be affected by the illegal, invalid, or unenforceable provision, or by its severance; but in any such event this Agreement shall be construed to give effect to the severed provision to the extent legally permissible.

IX. NOTICES

Any notices required by this Agreement shall (i) be made in writing and delivered to the party to whom it is addressed by hand delivery, by certified ma ii, return receipt requested, with adequate postage prepaid, or by courier delivery service (including major overnight delivery companies such as Federal Express and UPS), (ii) be deemed given when received, and (iii) in the case of the Company, be mailed to its principal office at BioHarvest Sciences In. 1140-625 Howe St, Vancouver, British Columbia, V6C 2T6, Canada; and in the case of MZHCI, be mailed to MZHCI, LLC, [ADDRESS REDACTED].

X. MISCELLANEOUS

1.This Agreement may not be amended, except by a written instrument signed and delivered by each of the parties hereto.

2.This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof, and all other agreements relating to the subject matter hereof are hereby superseded.

3.This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, USA

In Witness Whereof, the parties have executed this Consulting Agreement as of the day and year first above written.

AGREED:

MZHCI, LLC	BIOHARVEST SCIENCES INC.

By: “Greg Falesnik”	By: “Ilan Sobel”
Greg Falesnik, CEO	llan Sobel, CEO

Date: 2/15/2024	Date: 2/15/2024